2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

April 18, 2016

Via EDGAR Transmission and E -mail

Jaea Hahn
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Registration of Class R6 Shares for certain Delaware Investments® Funds

Dear Ms. Hahn:

As you know, the Delaware Extended Duration Bond Fund (the “Fund”), which is a series of Delaware Group Income Funds (the “Registrant”), is registering a new class of shares to be known as Class R6 shares.  In connection therewith, on March 1, 2016, the Registrant filed Post-Effective Amendment No. 94 under Rule 485(a)(1) of the Securities Act of 1933, as amended (the “1933 Act”), with the Securities and Exchange Commission (the “SEC”) to register the Class R6 shares for the Fund.  As we discussed in February and again on April 14, 2016, Delaware Investments® intends to register Class R6 shares for certain other Delaware Investments® Funds, which are listed on Exhibit A (collectively, the “Class R6 Funds”).

In order to register the Class R6 shares for the Fund, the Registrant added the following to the Fund’s existing prospectus:  (i) Class R6-specific fee and expense information under “What are the Fund’s fees and expenses?”; (ii) an explanation under “How has Delaware Extended Duration Bond Fund performed?” that no performance information was included because the class had not commenced operations as of the date of the prospectus; (iii) reference to the availability of Class R6 shares under the “Purchase and Redemption of Fund shares” section; (iii) information about the characteristics of the Class R6 shares under “Choosing a share class”; (iv) an explanation under “Payments to Intermediaries” that the Fund’s distributor and its affiliates generally will not pay additional compensation to financial intermediaries with respect to this share class; (v) an explanation under “How to reduce your sales charge” that the Class R6 shares are not subject to an up-front or contingent deferred sales charge; (vi) an explanation under “Waivers of contingent deferred sales charges” that the Class R6 shares are not included in the discussion of available waivers because the class is not subject to any contingent deferred sales charges; (vii) inclusion of the Class R6 shares under the “Low balance account” section;

and (viii) an explanation under “Financial highlights” that no financial highlight information was included because the share class had not commenced operations as of the date of the prospectus.

Similarly, the Registrant made a number of additions to the Fund’s existing statement of additional information (“SAI”).  The following was added to the SAI:  (i) an explanation under “Organization and Classification” that the Fund offers Class R6 shares; (ii) an explanation of the allocation of expenses to Class R6 shares under “Capitalization”; (iii) information about the characteristics of the Class R6 shares under “Comparison of Share Classes”; (iv) information about the reinvestment of dividends from, and the availability of, Class R6 shares under “Reinvestment of Dividends in other Delaware Investments Funds” and “Retirement Plans for the Retail Classes”, respectively; and (v) an explanation under “Principal Holders” that no information about principal holders is included for Class R6 shares because they commenced operations after the date of the SAI.

In Investment Company Act Release No. 20487 (August 17, 1994), regarding amendments to the SEC’s procedures for filing post-effective amendments, the SEC adopted paragraph (b)(1)(vii), formerly (b)(1)(ix), of Rule 485 under the 1933 Act.  This provision allows the SEC, on a discretionary basis, to permit certain types of post-effective amendments not otherwise eligible to be filed under Rule 485(b).  Footnote 9 to the textual discussion regarding this provision indicates that amendments containing substantially identical revisions filed by a number of funds may be filed under Rule 485(b) if the SEC staff has previously had an opportunity to review a model of the new disclosure in an amendment filed under Rule 485(a).  Requests to rely on this procedure are to be in writing to the Division of Investment Management.

We would like to use the “modeling” procedure to simplify and expedite the filing and processing of the post-effective amendments for the Class R6 Funds listed on Exhibit A.  The Class R6 Funds will include substantially identical information about Class R6 shares in their next post-effective amendments to that contained in the Fund’s most recent 485(a) filing.  We understand that the registration of a new share class would normally be included in a Rule 485(a) filing, but to the extent that our planned Rule 485(b) filings satisfy the “substantially identical revisions” requirement of Footnote 9, we hereby request permission to become effective under Rule 485(b), as discussed herein.  There will be nothing else in the post-effective amendments that would render them ineligible to become effective under Rule 485(b).

*           *           *

Please do not hesitate to contact me at the above number if you have any questions about this request.

Sincerely,

Jonathan M. Kopcsik

cc:	A.G. Ciavarelli
Delaware Investments
Bruce G. Leto

EXHIBIT A

Delaware Group Adviser Funds
Delaware Diversified Income Fund
Delaware U.S. Growth Fund

Delaware Group Equity Funds II
Delaware Value Fund

Delaware Group Equity Funds IV
Delaware Smid Cap Growth Fund

Delaware Group Equity Funds V
Delaware Small Cap Core Fund
Delaware Small Cap Value Fund

Delaware Group Global and International Funds
Delaware Emerging Markets Fund